

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 8, 2016

Jerry A. Shore
Chief Executive Officer
Fred's, Inc.
4300 New Getwell Rd
Memphis, Tennessee 38118

      Re: **Fred's, Inc.**
               Form 10-K for Fiscal Year Ended January 30, 2016
               Filed April 14, 2016
               File No. 1-14565

Dear Mr. Shore:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ William H. Thompson

                    William H. Thompson
                    Branch Chief
                    Office of Consumer Products